FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As at January 7, 2003

CryptoLogic Inc.

1867 Yonge Street, 7th Floor

Toronto, Ontario, Canada

M4S 1Y5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Form 40-F

 X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

  X

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.

Document

1.

Press Release dated January 6, 2003 “CryptoLogic To Present At Deutsche Bank Conference At American Gaming Summit 2003”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

January 7, 2003

CRYPTOLOGIC INC.

By:

James A. Ryan

Chief Financial Officer

FOR IMMEDIATE RELEASE

ALL DOLLAR AMOUNTS IN US$

Symbol: NASDAQ: CRYP; TSX: CRY

CRYPTOLOGIC TO PRESENT AT DEUTSCHE BANK CONFERENCE

AT AMERICAN GAMING SUMMIT 2003

January 6, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software supplier to the Internet gaming and e-commerce industries, today announced that Lewis Rose, interim president and CEO, has been invited to present the company’s growth strategy and industry trends at the Deutsche Bank Investor Conference at 10:30am on January 10, 2003.  CryptoLogic is honored to be the only Internet gaming software provider invited to address the Deutsche Bank Conference at the American Gaming Summit 2003 in Las Vegas, Nevada.

As a pioneer, CryptoLogic continues to help shape the future of online gaming.  Internet gaming is a maturing, multi-billion dollar industry that is seeing a growing presence of major land-based operators recognizing the Internet as a synergistic extension of their business around the world.  Recognizing this market shift, CryptoLogic continues to emphasize regulatory compliance comparable to the strict standards in land-based gaming and expand its strong roster of international blue-chip customers.  CryptoLogic’s success is also distinguished by its focus on old-economy fundamentals of cash flow and profitability, which has enabled the company to achieve global leadership in the vast, growing new economy of interactive gaming.

Mr. Rose’s presentation will be made available in the week following on CryptoLogic’s web site at www.cryptologic.com/investor.

Since its inception, American Gaming Summit has provided the highest level of financial and legal information about premier companies serving the gaming industry. Attendees at AGS include institutional investors; top-level executives with the major gaming, lodging and leisure companies; elected public officials; appointed regulatory directors; financial managers; commercial vendors to these businesses; and stock brokers, all of whom have an interest in this rapidly expanding industry.

Deutsche Bank Securities Inc. is the exclusive Investment Banking sponsor of the Ninth Annual American Gaming Summit, January 9-10, 2003, at the Rio All-Suite Hotel and Casino in Las Vegas.  For more information, visit www.americangamingsummit.com.

About CryptoLogic (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada’s fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers around the world.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP.  There are currently 12.2 million common shares outstanding (12.9 million shares fully diluted, based on treasury method).

For more information, please contact:

At CryptoLogic, (416) 545-1455	At Argyle Rowland, (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications	Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer	Aline Nalbandian, ext. 226/ line@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

TEL (416) 545-1455     FAX (416) 545-1454

1867 YONGE STREET, 7th FLOOR, TORONTO, CANADA M4S 1Y5